December 20, 2013

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining

United States Securities and Exchange Commission

Washington D.C. 20549

Re: HudBay Minerals Inc. (“the Company”); File No. 001-34244

Further to the Company’s response letter dated December 5, 2013 and its subsequent correspondence with staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Staff’s comment letter (the “Comment Letter”) dated November 20, 2013, the Company submits this letter to confirm for the Commission that it will submit a further response to the Comment Letter by no later than January 10, 2014.

Yours very truly,

/s/ David Bryson
David Bryson
Senior Vice President and
Chief Financial Officer

cc.                                 Audit Committee, HudBay Minerals Inc.

Susan Bennett, Deloitte LLP